NO ACT

PE
5-21-12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE
[redacted]

12027029

Received SEC

MAY 21 2012

Washington, DC 20549

May 21, 2012

David B. Fountain
Progress Energy Service Company, LLC
david.fountain@pgnmail.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 05-21-12

Re: Progress Energy, Inc.

Dear Mr. Fountain:

This is in regard to your letter dated May 21, 2012 concerning the shareholder proposal submitted by the New York State Common Retirement Fund for inclusion in Progress Energy's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that Progress Energy therefore withdraws its April 5, 2012 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Kim McManus
Special Counsel

cc: Patrick Doherty
State of New York Office of the State Comptroller
Pension Investments & Cash Management
633 Third Avenue-31st Floor
New York, NY 10017

Progress Energy

David B. Fountain
Vice President - Legal

May 21, 2012

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Progress Energy, Inc. 2012 Annual Meeting of Shareholders
Shareholder Proposal of the State of New York Office of the State Comptroller

Ladies and Gentlemen:

On April 5, 2012, Progress Energy, Inc. (the "Company"), submitted a letter requesting that the Staff of the Division of Corporation Finance (the "Staff") confirm that it would not recommend to the Securities and Exchange Commission that enforcement action be taken if the Company excluded from its proxy materials for its 2012 Annual Meeting of Shareholders scheduled for August 8, 2012 (the "2012 Proxy Materials") a shareholder proposal (the "Proposal") submitted by the State of New York Office of the State Comptroller (the "Proponent").

On May 15, 2012, the Company received by facsimile a letter (the "Withdrawal Letter") dated May 15, 2012 from Patrick J. Doherty, Director, Corporate Governance of the State of New York Office of the State Comptroller voluntarily withdrawing the Proposal. A copy of the Withdrawal Letter is attached hereto as Exhibit A. In reliance on this letter, the Company hereby withdraws its request for a no-action letter from the Staff relating to the Company's ability to exclude the Proposal from its 2012 Proxy Materials pursuant to Rule 14a-8 under the Securities Exchange Act of 1934.

A copy of this letter is being provided to the Proponent.

If the Staff has any questions with respect to the foregoing, please contact me by telephone at 919-546-6164 or by e-mail at david.fountain@pgnmail.com

Sincerely,

David B. Fountain
Vice President-Legal
Progress Energy Service Company, LLC

PK-T:dpd

cc: Patrick Doherty

Progress Energy Service Company, LLC
P.O. Box 1551
PEB 17
Raleigh, NC 27602

t > 919.546.6164
f > 919.546.2920

<u>EXHIBIT A</u>

COPY OF THE STATE OF NEW YORK
OFFICE OF THE STATE COMPTROLLER
WITHDRAWAL LETTER
DATED MAY 15, 2012

Progress Energy
w/o

State of New York
OFFICE OF THE STATE COMPTROLLER

Patrick Doherty
Director - Corporate Governance
633 Third Avenue – 31st Floor
New York, NY 10017

Tel- (212) 681-4823
Fax- (212) 681-4468

To: Patricia Kornegay-Timmons

Phone Number: 919-546-4836

Fax Number: 919-546-3805

Date: 5/15/12

~~Pages to follow~~: 2

Message:

THOMAS P. DINAPOLI
STATE COMPTROLLER

STATE OF NEW YORK
OFFICE OF THE STATE COMPTROLLER

PENSION INVESTMENTS
& CASH MANAGEMENT
633 Third Avenue-31st Floor
New York, NY 10017
Tel: (212) 681-4489
Fax: (212) 681-4468

May 15, 2012

Ms. Patricia Kornegay Timmons
Associate General Counsel
Progress Energy Service Company
P.O. Box 1551
PEB 17B2
Raleigh, NC 27602

Dear Ms. Kornegay-Timmons::

This is to confirm that we are w thdrawing the resolution on nuclear power safety filed with your company by the Office of the State Comptroller on behalf of the New York State Common Retirement Fund

Very truly yours,

Patrick Doherty
pd:jm
Enclosures

Progress Energy

David B. Fountain
Vice President - Legal

April 5, 2012

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Progress Energy, Inc. 2012 Annual Meeting of Shareholders
Shareholder Proposal of the State of New York
Office of the State Comptroller

Ladies and Gentlemen:

This letter is submitted on behalf of Progress Energy, Inc., a North Carolina corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company has received a shareholder proposal and supporting statement (the "Proposal") from the State of New York Office of the State Comptroller (the "Proponent") for inclusion in the proxy materials to be distributed by the Company in connection with its 2012 annual meeting of shareholders. A copy of the Proposal is attached as Exhibit A. For the reasons stated below, the Company intends to omit the Proposal from its 2012 proxy materials.

The Company intends to file the definitive proxy statement for its 2012 annual meeting more than 80 days after the date of this letter. In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), this letter is being submitted by email to shareholderproposals@sec.gov. A copy of this letter is also being sent by overnight courier to the Proponent as notice of the Company's intent to omit the Proposal from its 2012 proxy materials.

The Proposal

The Proposal states:

THEREFORE, be it resolved that shareholders request that a committee of independent directors be appointed to conduct a special review of the company's nuclear safety policies and practices in light of the extraordinary developments and findings described above, including potential risks associated with seismic events in and around the company's nuclear power plants, and that that committee report to shareholders on its findings at reasonable expense and excluding proprietary or confidential information.

The Company believes that the Proposal may be properly omitted from its 2012 proxy materials under Rule 14a-8(i)(10), because the Company has already substantially implemented

Progress Energy Service Company, LLC
P.O. Box 1551
PEB 17
Raleigh, NC 27602

T > 919.546.6164
F > 919.546.2920

the Proposal, and Rule 14a-8(i)(7), because the Proposal deals with a matter relating to the Company's ordinary business operations.

The Company respectfully requests the concurrence of the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend enforcement action against the Company if the Company omits the Proposal in its entirety from the Company's 2012 proxy materials.

Bases for Excluding the Proposal

A. Rule 14a-8(i)(10) - The Company Has Already Substantially Implemented the Proposal

Rule 14a-8(i)(10) provides that a company may exclude a proposal from its proxy materials if "the company has already substantially implemented the proposal." The Commission adopted the current version of this exclusion in 1983, and since then it has regularly concurred that when a company can demonstrate that it has addressed each element of a proposal, that proposal may be excluded. Moreover, the company need not have implemented each element in the precise manner suggested by the proponent. See Release No. 34-20091 (August 16, 1983). Rather, the actions taken by the company must have addressed the proposal's "essential objective." See *Anheuser-Busch Companies, Inc.* (January 17, 2007). The Staff has articulated this standard differently by stating that "a determination that the company has substantially implemented the proposal depends upon whether the particular policies, practices and procedures *compare favorably* with the guidelines of the proposal." *Texaco, Inc.* (March 28, 1991) (emphasis added).

In this case, it is clear that the Company has already "substantially implemented" the Proposal and that it may therefore be excluded pursuant to Rule 14a-8(i)(10). The Proposal can be characterized as requesting three "essential objectives": (1) that the Company appoint a committee of "independent directors"; (ii) that this committee "conduct a special review of the company's nuclear safety policies and practices in light of the extraordinary developments and findings described [in the Proposal's supporting statement], including potential risks associated with seismic events in and around the company's nuclear power plants"; and (3) that the committee report to shareholders on its findings. As discussed below, the actions that the Company has already taken with respect to these matters "compare favorably" with the Proposal and the Company's exclusion of the Proposal pursuant to Rule 14a-8(i)(10) is therefore warranted.

1. Appointment of a Committee of Independent Directors

The Proposal calls for the appointment of a committee of independent directors to be given authority with respect to certain nuclear matters. As shown below, the Company already has in place such a committee. For many years, the Company has maintained the Operations and Nuclear Oversight Committee (the "Committee"), a board committee composed entirely of independent directors, that provides oversight of the Company's nuclear operations. The charter of the Committee is attached as Exhibit B. As described in the Company's proxy statement for its 2011 Annual Meeting of Shareholders, the Committee is responsible for, among other things,

- reviewing and assessing the Company's policies, procedures, and practices relative to the protection of the environment and the health and safety of the Company's employees, customers, contractors and the public; and
- advising the board of directors and making recommendations for the board's consideration regarding operational, environmental and safety-related issues.

The already-existing Committee, which met six times in 2011, mirrors the committee called for by the first element of the Proposal.

The Proposal calls for the appointment of an independent committee of the board to conduct a special review of the Company's nuclear safety policies and practices in light of "developments and findings" described in the Proposal, including potential risks associated with seismic events in and around the Company's nuclear power plants. Each of these "developments and findings" described in the Proposal relate to topics over which the Committee has oversight responsibility and which the Committee has discussed.

2. Review of the Company's Nuclear Safety Policies and Practices

The Proposal requests that the committee to be appointed "conduct a special review of the company's nuclear safety policies and practices." Reviewing the company's "nuclear safety policies and practices," however, is precisely what the Committee already does. As stated in the charter for the Committee, the committee is tasked with, among other things,

- reviewing nuclear safety performance to ensure the protection of public health and safety with the assistance and input of the Company's Nuclear Safety Oversight Committee, which is composed of certain members of management and various nuclear experts;
- ensuring the Company's policies, procedures, and practices relating to the health and safety of employees, customers, contractors, and the public are sufficient to achieve and maintain compliance with applicable laws and regulations through reports by, and inquiry of, management;
- reviewing and assessing the Company's environmental, health and safety goals and objectives for reasonableness and appropriateness;
- reviewing the Company's environmental, health and safety compliance status and status against goals and objectives; and
- receiving reports from management on environmental, health and safety public policy issues that may impact the Company's operations or financial condition.

The Committee meets on a regular basis, including six times during 2011, and receives regular updates on plant and industry issues. In addition, it has unlimited access to plant and regulatory information and there are no limits on its ability to request information or request that an investigation be performed on any topic.

In response to the earthquake, tsunami, and resulting accident at Fukushima Daiichi Nuclear Station, the Company engaged in an evaluation of the operations and systems at each of its nuclear power plants. The steps taken by the Company include the following:

- analysis of the capabilities to deal with seismic and other extreme natural events;
- review of the ability to respond to losses of power to critical systems, including backup cooling generators;
- evaluation of flood protection and response capabilities;
- re-evaluation of the readiness and functionality of the emergency response equipment; and
- acquisition of high-capacity pumps to be used to cool the reactor core in an unlikely accident, additional diesel generators for power restoration to critical equipment, and other associated support components (i.e., lights, fans, small generators, direct-current power supplies, pre-staged tool kits, fuel transfer equipment, hoses, cords, fittings, etc.).

The steps that were taken are designed to minimize the risk of loss of continuous power and response capability after extreme natural events. The Company also actively participates on the Nuclear Regulatory Commission (the "NRC")/Nuclear Energy Institute Task Force teams that are developing the industry standard guidance to implement the NRC's Near Term Task Force recommendations.

In addition to internal audits, each of the Company's nuclear sites has completed two external inspections: (1) Temporary Instruction TI 2515-183 "Follow-up to the Fukushima Daiichi Nuclear Station Fuel Damage Event" and (2) Temporary Instruction TI 2515-184 "Availability and Readiness Inspection of Severe Accident Mitigation Guidelines (SAMGS) at Region II Facilities" by the NRC and several Institute of Nuclear Power Operation (INPO) Level 1 Event Reports and Surveys.

The Company has also responded in writing to NRC Bulletin 2011-01, "Mitigating Strategies," which was issued by the NRC on May 11, 2011 (the "Bulletin"). The Bulletin, which was issued by the NRC following the events at Fukushima, required the Company to submit information to the NRC confirming the Company's ability to maintain or restore reactor core cooling, containment and spent fuel pool cooling capabilities in the event of a loss of a large area of each nuclear power plant due to explosions or fire.

Results of the NRC inspections are publicly available in the NRC's Agency-Wide Documents Access and Management System (ADAMS).

The Company has also addressed, at all of its nuclear power plants, the recommendations of the report referenced in the Proposal. All of the Company's nuclear power plants are in full compliance with the fire protection regulations issued by the NRC. In addition, the Company regularly evaluates and provides data regarding safety system performance to the NRC, performs self-inspections, and identifies to the NRC any self-identified findings.

As the discussion above makes clear, the Company already expends significant time and effort to ensure the safety of its nuclear power plants, including in light of the events described in the Proposal. Moreover, the Company's nuclear operations are subject to comprehensive oversight and regulation by the NRC, which has a detailed regulatory scheme for U.S. nuclear power plants that addresses all of the issues raised in the Proposal. Accordingly, the Company's nuclear safety policies and practices, in conjunction with the NRC's regulatory oversight, directly address the concerns identified by the Proposal. Finally, the Committee has exercised its oversight authority in directly reviewing the actions described above.

3. Disclosure Regarding Nuclear Safety Issues

The Proposal requests a "report" to be issued by the requested committee on its "findings." However, the Company already makes a substantial amount of information regarding its nuclear operations available to the public. This information is provided primarily through the Company's website, www.progress-energy.com, which contains information about the basic operation of the Company's nuclear power plants and nuclear emergency and preparedness information. The Company also provides information about its nuclear operations in its periodic reports filed with the Commission and in press releases, which may also be accessed through the Company's website.

An overview of the Company's nuclear safety program can be found at: https://www.progress-energy.com/company/electricity-system/power-plants/nuclear-plants/index.page. This web page contains a link to a press release describing the Company's implementation of the lessons learned from Fukushima (described below) and a link to a brochure entitled "Nuclear Power: An Unyielding Commitment to Safety, Security and Progress," which provides information about the safety and security measures at the Company's nuclear power plants. In addition, the web page contains links to separate web pages for each of the Company's nuclear power plants from which the safety and emergency preparedness information for each plant may be accessed. Finally, the "Energy Forum" section of the Company's website includes a link to the NRC website, from which the results of the NRC inspections described in Section 2 above may be accessed through ADAMS.

The Company has also included a discussion of its nuclear power plants and the regulations to which they are subject in its periodic reports filed with the Commission. While the Company has not provided specific details about its response to the events in Fukushima in its periodic reports, it issued a press release on March 8, 2012 entitled "Progress Energy implementing post-Fukushima lessons learned," available at https://www.progress-energy.com/company/media-room/news-archive/press-release.page?title=Progress+Energy+implementing+post-Fukushima+lessons+learned&pubdate=03-08-2012, which does provide specific information about its past and ongoing efforts to protect against extreme external events. In particular, the press release includes the following disclosure:

In the year since the tsunamis that caused accidents at nuclear power plants in Fukushima, Japan, Progress Energy has worked with the U.S. nuclear industry, the Nuclear Energy Institute and global resources to understand the events and implement changes to make the company's plants even safer and better protected.

The company's response includes in-depth inspections and analyses, physical changes, additional equipment to monitor and respond to potential emergencies, and plans for additional safety and security initiatives.

Progress Energy Chief Nuclear Officer James Scarola has been named as a special liaison for the U.S. nuclear industry's Fukushima response. In that role, Scarola is helping lead the continuing effort to analyze lessons learned from the Fukushima events and response, and work with regulatory agencies, the industry and other stakeholders to implement enhancement plans at each of the nation's 104 commercial nuclear plants.

Immediately following the March 11, 2011, accident at Fukushima Daiichi, Progress Energy conducted thorough inspections at each of its four nuclear sites located in the Carolinas and Florida. Plant personnel reviewed each plant's emergency-response capabilities, written procedures and engineering specifications to verify each site's ability to respond in the unlikely event of station blackout or record flood.

In 2012, Progress Energy is working to establish industry best practices and improve the safety standards and margin. The U.S. approach to safety at nuclear power plants is based on three layers of safety: protection, mitigation and emergency response. A revised strategy represents a significant expansion of the second layer — the ability to protect the plant and public in extreme external events that may exceed those for which the plant was designed.

Meanwhile, the nuclear industry is in the process of reanalyzing natural disasters, including earthquakes and flooding, to assess the state of readiness in light of the Japan events. U.S. nuclear companies are also adding emergency equipment, such as portable pumps and generators, to perform key safety functions if off-site electrical supplies and several backup power sources are lost to permanently installed safety systems due to natural and/or man-made causes.

> Among the additional pieces of equipment, Progress Energy is adding, at each station, a high-capacity pump to maintain the ability to cool the reactor core in an unlikely accident, additional diesel generators for power restoration to critical equipment, and other associated support components (i.e., lights, fans, small generators, direct-current power supplies, pre-staged tool kits, fuel transfer equipment, hoses, cords, fittings, etc.). These systems and pieces of equipment are in addition to the numerous layers of safety measures and systems previously in place.

The Company believes it has already addressed the "essential objectives" of the Proposal and that the Proposal may, pursuant to Rule 14a-8(i)(10), be excluded from the Company's 2012 proxy materials. *Exxon Mobil* (March 17, 2011) is particularly instructive in this regard. In *Exxon Mobil*, the Staff concurred with the company's argument that its pre-existing policies and procedures achieved the essential objectives of the proposal at issue and thus compared favorably with the proposal's guidelines. In that matter, the proposal asked that the company inspect its safety processes in light of ongoing concerns, describe the board's oversight of safety management, and report on the steps the company had taken to address those concerns. After being presented with publications made available on the company's website that reported on the company's safety processes, the Staff concurred with the exclusion of the proposal, stating, "[b]ased on the information you have presented, it appears that ExxonMobil's public disclosures compare favorably with the guidelines of the proposal and that ExxonMobil has, therefore, substantially implemented the proposal." The Company's disclosure, akin to Exxon Mobil's, addresses the "essential objectives" of the Proposal: (1) the Company already has a committee of independent directors (2) who review the full range of nuclear safety issues, and (3) the Company has adequate public disclosure regarding nuclear safety issues that affect the Company, its nuclear power plants, and the public. The very concerns raised by the Proposal have been reviewed, addressed and reported on by the Company and its Committee. Accordingly, for the reasons stated above and in accordance with Rule 14a-8(i)(10), the Company believes the Proposal may be excluded from its 2012 proxy materials.

B. Rule 14a-8(i)(7) – The Proposal Deals With Matters Relating to the Company's Ordinary Business Operations

The Company believes that it may exclude the Proposal because it relates to the Company's ordinary business operations and does not rise to the level of a "significant social policy issue." The Company continually reviews and monitors the operations at its nuclear power plants and the extremely intricate and detailed nuclear regulations with which it is required to comply. In addition, it is not clear what the Company would do differently if the Proposal were adopted, both because the Company has already substantially implemented the Proposal's objectives, as discussed above, and since the monitoring and evaluation of its nuclear operations is something that has been a part of the Company's ordinary business matters for years.

Rule 14a-8(i)(7) permits a company to exclude a shareholder proposal dealing with matters relating to a company's "ordinary business" operations. According to the Commission, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word; rather, "ordinary business" is understood as being "rooted in the corporate law concept providing management with the flexibility in directing certain core matters involving the company's business and operations." Release No. 34-40018 (May 21, 1998). The Commission has explained that this exclusion rests on two central considerations: first, that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight," and second, the degree to which the proposal attempts to "micro-manage" a company by "probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* (citing Release No. 34-12999 (November 22, 1976)).

When examining whether a proposal may be excluded under the Commission's "ordinary business" standard, the first step is to determine whether the proposal raises any significant social policy issue. If a proposal does not raise such an issue, then the company may exclude it under Rule 14a-8(i)(7). However, if a proposal does raise a significant social policy issue, that is not necessarily the end of the analysis. Rather, the Staff has concurred with the exclusion of shareholder proposals that raise a significant social policy issue when other aspects of the proposal implicate a company's ordinary business.

The Commission has noted that certain topics related to nuclear power may present a significant social policy issue. For instance, in Release No. 34-12999, the Commission stated the following:

> [A] proposal that a utility company not construct a proposed nuclear power plant has in the past been considered excludable under former subparagraph (c)(5). In retrospect, however, it seems apparent that the economic and safety considerations attendant to nuclear power plants are of such magnitude that a determination whether to construct one is not an "ordinary" business matter.

See also, e.g., *Dominion Resources, Inc.* (February 9, 2011) (reaffirming Release No. 34-12999 by denying no-action relief with regard to a proposal concerning the "costs and risks of new nuclear construction"); *Northern States Power Co.* (February 9, 1998) (declining to provide no-action relief with regard to a shareholder proposal that addressed the conversion of a nuclear power plant into a natural gas plant); *Florida Progress Corp.* (January 26, 1993) (declining to concur with the exclusion of a shareholder proposal requesting a report providing data—concerning costs, malfunctions, deaths, accidents, and the like—on the operation and safety of a particular nuclear power plant).

The Staff has commented that the inclusion or exclusion of a shareholder proposal does not turn solely on its general subject matter, but rather on the precise language of the proposal and what it seeks, as well as the arguments the company makes with respect to why the proposal should be excluded from its proxy materials. In the Staff's own words:

> **6. Do we base our determinations solely on the subject matter of the proposal?**
>
> No. We consider the specific arguments asserted by the company and the shareholder, the way in which the proposal is drafted and how the arguments and our prior no-action responses apply to the specific proposal and company at issue. Based on these considerations, we may determine that company X may exclude a proposal but company Y cannot exclude a proposal that addresses the same or similar subject matter.

Staff Legal Bulletin No. 14 (July 13, 2001).

The Company believes that the Proposal, as applied to its nuclear power plants, does not rise to the level of a "significant social policy issue" for at least three reasons: (1) The Company's continual review and monitoring of plant safety and its maintenance of an effective program for implementing and inspecting its safety features is an ordinary feature of its business; (2) the enormously detailed policies and procedures based on complex scientific and engineering principles associated with nuclear regulation are not a proper subject for shareholder oversight and have over time become a part of the Company's ordinary business operations; and (3) the nuclear power plants at issue here are already operating plants, and the issue is not the construction or the conversion of a nuclear power plant, but rather relates to how existing plants operate.

First, ensuring the safety of the Company's nuclear power plants is a fundamental task upon which the management and employees of the Company are focused every day. While safety failures at a nuclear power plant may have more serious consequences than safety failures at many other types of plants, the day-to-day business of maintaining a safe working and community environment is no less "routine" than maintaining safety at any other worksite. The continual review and monitoring of plant safety, and the maintenance of an effective program for implementing and inspecting safety features, is a serious, but ultimately ordinary, feature of the Company's business.

To further ensure the long-term safe operation of the Company's nuclear power plants, the Company is subject to and meticulously follows the NRC's rigorous nuclear reactor regulations. Broken into seven cornerstones of safety, the NRC's reactor oversight process addresses (1) the initiating events that could disrupt plant operations and challenge safety functions, (2) the mitigating systems to alleviate the effects of initiating events, (3) the integrity of the three barriers between the highly radioactive fuel and the public and environment, (4) the plant's comprehensive emergency plans, (5) the levels of radiation doses received by plant workers, (6) the regulations designed to protect public health and safety from exposure to radioactive materials, and (7) the well-trained security personnel and protective systems to guard vital plant equipment. Moreover, the Staff has agreed in the past that matters regarding compliance with government regulations affecting, in part, nuclear power plants involve ordinary business operations. That case, *Duke Power Company* (March 7, 1988), involved a proposal that sought a report on environmental protection and pollution control activities at, among others, nuclear power plants. The company argued that as a result of its many years of heavy regulation "by federal, state and local regulations in the environmental and safety areas," its compliance in those areas became "a significant part of the ordinary business operations of a utility." The Commission agreed, stating that the proposal "appears to deal with a matter relating to the conduct of the Company's ordinary business operations (i.e., compliance with governmental regulations relating to the environmental impact of power plant emissions)." Accordingly, the Company's many years of heavy regulation has rendered its compliance a part of its ordinary business operations, and, as such, a matter not for shareholder oversight.

Second, overseeing the safety and proper operation of the Company's power plants involves extremely detailed policies and procedures based on complex scientific and engineering principles. The development, operation, and containment of nuclear power facilities require significant technical expertise. Accordingly, it is not practical to expect shareholders as a body to oversee nuclear safety to the extent requested by the Proposal. The Proposal simply "prob[es] too deeply into matters of a complex nature." Release No. 34-40018. The Staff has permitted exclusion of proposals that seek to involve shareholders in highly technical matters. See, e.g., *Carolina Power & Light Co.* (March 8, 1990) (concurring with the exclusion of a shareholder proposal that requested a detailed report on the company's nuclear power plant operations, including causes, consequences, and resolution of plant shut downs).

Third, Release No. 34-12999, which clarified the term "ordinary business operations," focuses on the construction of nuclear power plants as indicative of being a significant social policy issue. As stated above, the nuclear power plants at issue here are already operating plants, and, as such, the Proposal stands outside the Commission's guidance in Release No. 34-12999. Although the Staff suggested in *Florida Progress Corp.* that a proposal concerning the operation of an existing nuclear power plant may fall outside Rule 14a-8(i)(7), the proposal there is sufficiently different from the Proposal to justify distinguishing the two. Whereas the proposal in *Florida Progress Corp.* focused on specific issues that directly affected the company's nuclear operations, i.e., number of deaths, modifications ordered by the NRC, "whistleblower" complaints, and the like, the Proposal is drafted to focus largely on earthquake and seismic matters that are not a significant risk in the geological areas in which the Company operates its nuclear power plants. Additionally, the statement in the Proposal's resolution that the special review should be completed "in light of the extraordinary developments and findings described above" limits the reach of the Proposal to what is in the supporting statement (i.e., a discussion largely based on the risks associated with earthquakes, seismic events, etc.). Thus, as the Proposal is not within the arena of Release No. 34-12999 and is distinguishable from *Florida Progress Corp.*, the Company believes it may exclude it pursuant to Rule 14a-8(i)(7).

Drawing on the Commission's guidance in Staff Legal Bulletin No. 14, an analysis of the safety policies and practices in light of such developments and findings, "including seismic events in and around the company's nuclear power plants," does not rise to the level of a "significant social policy issue." Rather, such an analysis remains within the ordinary course of business operations as applied to the Company. Based on the foregoing, the Company may exclude the Proposal pursuant to Rule 14a-8(i)(7), as it deals with the Company's "ordinary business operations."

Conclusion

For the reasons set forth above, the Company believes that the Proposal may be omitted in its entirety from the Company's 2012 proxy materials under Rule 14a-8(i)(10) and Rule 14a-8(i)(7). The Company respectfully requests the concurrence of the Staff that it will not recommend enforcement action against the Company if it omits the Proposal in its entirety from the Company's 2012 proxy materials.

The Company requests that the Staff email a copy of its determination of this matter to the undersigned at david.fountain@pgnmail.com.

If you have any questions with respect to this matter, please telephone me at (919) 546-6164.

Sincerely,

David B. Fountain
Vice President—Legal
Progress Energy Service Company, LLC

Enclosures
cc: Patrick Doherty

<u>EXHIBIT A</u>

PROGRESS ENERGY, INC.

OPERATIONS AND NUCLEAR OVERSIGHT COMMITTEE CHARTER

PROGRESS ENERGY, INC.

OPERATIONS AND NUCLEAR OVERSIGHT COMMITTEE CHARTER

PURPOSE AND COMPOSITION

The Committee on Operations and Nuclear Oversight ("Committee") shall be a standing committee of the Board of Directors ("Board") with oversight of operations, environmental, health and safety issues. The Committee shall review the Company's load forecasts and plans for generation, transmission and distribution, fuel procurement and transportation, customer service, energy trading, term marketing, and other Company operations; and shall ensure that Company policies, procedures, and practices relative to the protection of the environment and the health and safety of employees, customers, contractors, and the public are sufficient to achieve and maintain compliance with applicable laws and regulations. The Committee shall advise the Board and make recommendations for the Board's consideration regarding operational, environmental, health and safety-related issues. In recognition of the special nature of nuclear operations, the Committee will place emphasis on its oversight of this area relative to the operating nuclear fleet. The Finance Committee will have oversight responsibility for financial risk management activities.

The Committee is composed of at least three members of the Board who are independent within the meaning of the Listing Standards of the New York Stock Exchange (NYSE). Committee members shall be appointed and/or removed by the Board. The Board shall designate one of the members as the Committee's Chair, who shall preside over the Committee meetings and report Committee actions to the Board.

DUTIES AND RESPONSIBILITIES

Duties and responsibilities of the Committee shall include, but are not limited to, the following:

1. Ensure the Company's policies, procedures, and practices relating to the health and safety of employees, customers, contractors, and the public are sufficient to achieve and maintain compliance with applicable laws and regulations through reports by, and inquiry of, management.

2. Ensure the Company's policies, procedures, and practices relating to protection of the environment are sufficient to achieve and maintain compliance with applicable laws and regulations through reports by, and inquiry of, management.

3. Review and assess the Company's environmental, health and safety goals and objectives for reasonableness and appropriateness.

4. Review the Company's environmental, health and safety compliance status and status against goals and objectives.

5. Review nuclear safety performance to ensure the protection of public health and safety with the assistance and input of the Company's Nuclear Safety Oversight Committee.

6. Review the operational performance of the Company's business functions, including energy supply, energy delivery, fuel procurement and transportation, and energy trading and term marketing.

7. Review the Company's demand-side and supply-side resource plans to meet current and future load growth estimates.

8. Review capital projects to ensure alignment with utilities' resource planning strategy, compliance with regulatory requirements, and prudent project performance.

9. Review management's plans for development of major transmission facilities.

10. Review energy trading and term marketing activities (unrelated to risk management).

11. Receive reports from management on safety and environmental litigation and/or regulatory proceedings, which are material to the Company.

12. Receive reports from management on environmental, health and safety public policy issues that may impact the Company's operations or financial condition.

13. Conduct or authorize investigations into or studies of matters within the scope of the Committee's duties and responsibilities. Retain, at the Company's expense, outside advisors to carry out these investigations or studies as it deems necessary.

14. Conduct an annual self-assessment of the Committee's performance and the adequacy of this Charter.

MEETINGS

The Committee shall hold at least two meetings each year to accomplish the aforementioned duties and responsibilities. The Committee's Chair, or the Chair of the Board, may call additional meetings as needed. The Committee may form subcommittees for any purpose that the Committee deems appropriate and may delegate to such subcommittees such power and authority as the Committee deems appropriate. Appropriate officers of the Company shall provide staff support to the Committee.

Following each of its meetings, the Committee shall deliver a report on the meeting to the Board, including a description of the actions taken by the Committee at the meeting. The Committee shall keep written minutes of its meetings, which minutes shall be maintained with the books and records of the Company.

Rev. 12-10-08
Committee review: 12/11

EXHIBIT B

PROPOSAL

Progress Energy

State of New York
OFFICE OF THE STATE COMPTROLLER

Patrick Doherty
Director - Corporate Governance
633 Third Avenue – 31st Floor
New York, NY 10017

Tel- (212) 681-4823
Fax- (212) 681-4468

To: John McArthur

Phone Number: 919-546-6111

Fax Number: 919-546-~~2920~~ 5295

Date: 12/1/11

Pages to follow: ______

Message: ______

THOMAS P. DINAPOLI
STATE COMPTROLLER

STATE OF NEW YORK
OFFICE OF THE STATE COMPTROLLER

PENSION INVESTMENTS
& CASH MANAGEMENT
633 Third Avenue-31st Floor
New York, NY 10017
Tel: (212) 681-4489
Fax: (212) 681-4468

December 1, 2011

John R. McArthur
Executive Vice President, General Counsel and Corporate Secretary
Progress Energy, Inc.
P.O. Box 1551
Raleigh, North Carolina 27602-1551

Dear Mr. McArthur:

The Comptroller of the State of New York, The Honorable Thomas P. DiNapoli, is the sole Trustee of the New York State Common Retirement Fund (the "Fund") and the administrative head of the New York State and Local Employees' Retirement System and the New York State Police and Fire Retirement System. The Comptroller has authorized me to inform Progress Energy, Inc. of his intention to offer the enclosed shareholder proposal on behalf of the Fund for consideration of stockholders at the next annual meeting.

I submit the enclosed proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

A letter from J.P. Morgan Chase, the Fund's custodial bank, verifying the Fund's ownership, continually for over a year, of Progress Energy, Inc. shares, will follow. The Fund intends to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the board decide to endorse its provisions as company policy, we will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 681-4823 should you have any further questions on this matter.

Very truly yours,

Patrick Doherty
pd:jm
Enclosures

SPECIAL BOARD REVIEW OF NUCLEAR POWER SAFETY ISSUES

WHEREAS, the Fukushima nuclear crisis in Japan, brought on by an earthquake and tsunami, and the August, 2011 earthquake on the US east coast, have drawn increased attention to issues related to nuclear power safety, and

WHEREAS, Progress Energy currently owns and operates four nuclear power plants in Florida, North Carolina, and South Carolina, and

WHEREAS, independent studies have indicated that nuclear power plants continue to experience problems with safety-related equipment and worker errors that increase the risk of damage to the reactor cores, and that recognized but misdiagnosed or unresolved problems often cause significant events at nuclear plants, or increase their severity, and

WHEREAS, a March, 2011 report by the Union of Concerned Scientists analyzed a series of U.S. reactor incidents in 2010 that prompted special intervention by the Nuclear Regulatory Commission("NRC"), including incidents at Progress Energy's Crystal River 3 reactor in Florida, its Brunswick reactor in North Carolina and the HB Robinson reactor in South Carolina. The report found that these events were caused by a variety of shortcomings such as "inadequate training, faulty maintenance, poor design, and failure to investigate problems thoroughly (Union of Concerned Scientists, The NRC, and Nuclear Power Plant Safety in 2010: A Brighter Spotlight Needed (2011)), http://www.ucsusa.org/assets/documents/nuclear_power/nrc-2010-full-report.pdf, and

WHEREAS, this report recommends that companies operating nuclear plants adopt enhanced safety measures, including transferring spent nuclear fuel from storage pools to dry casks once it has cooled, and that companies comply fully with fire protection regulations issued by the NRC in 1980 and 2004 -- recommendations which could help to reduce the plants' vulnerabilities in the event of an earthquake or other significant event, and

WHEREAS, following the August, 2011 earthquake on the U.S. east coast, the Wall Street Journal reported that U.S. regulators have concluded that "more seismic activity is now considered possible in the U.S. than had been understood when older plants were built", ("Nuclear Site Status Checked" Wall Street Journal 8 Aug. 2011), and that a number of U.S. plants were now threatened by tremors greater than they were designed to withstand. (Dominion Resource's North Anna Power Station in Virginia, located 10 miles from the epicenter of the August 23,2011 5.8 magnitude earthquake, lost normal grid power and was shut down for several months),

THEREFORE, be it resolved that shareholders request that a committee of independent directors be appointed to conduct a special review of the company's nuclear safety policies and practices in light of the extraordinary developments and findings described above, including potential risks associated with seismic events in and around the company's nuclear power plants, and that that committee report to shareholders on its findings at reasonable expense and excluding proprietary or confidential information.